UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the provisions of the Securities Market legislation, communicates the following:

INSIDE INFORMATION

In relation with the ordinary shareholder’s distribution for 2023, it is planned to submit for the consideration of the corresponding BBVA governing bodies:

a.	a cash distribution of 0.39 euros gross per share to be paid in April as final dividend for 2023; and

b.

the execution of a 781 million euros share buy-back programme, subject to obtaining the corresponding regulatory authorizations and to the communication of the specific terms and conditions of the share buy-back programme before its execution.

Madrid, 30 January 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: January 30, 2024
By: /s/ Gloria Couceiro Justo
Name: Gloria Couceiro Justo

Title: Global Head of Financial Planning, Business Performance, Capital and Cost & Investment Management